SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               PACKAGED ICE, INC.
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    695148106
                                 --------------
                                 (CUSIP Number)

                                DECEMBER 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /   / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      / X / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                               CUSIP NO. 695148106


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      United States Filter Corporation
      ------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group

      (a)     |_|

      (b)     |_|


3.    SEC Use Only
                   -----------------------------------------------

4.    Citizenship or Place of Organization            Delaware
                                                      ------------


Number of         5.    Sole Voting Power             1,815,249.59
                                                      ------------
Shares
Beneficially      6.    Shared Voting Power                      0
                                                      ------------
Owned by
Each Reporting    7.    Sole Dispositive Power        1,815,249.59
                                                      ------------
Person With:
                  8.    Shared Dispositive Power                 0
                                                      ------------


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,815,249.59
      ------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]


11.   Percent of Class Represented by Amount in Row (9)                 8.6%
                                                                   ---------


12.   Type of Reporting Person                                          CO
                                                                   ---------



                               Page 2 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 695148106


Item 1.

      (a)   Name of Issuer

            PACKAGED ICE, INC.
            ----------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            8572 KATY FREEWAY, SUITE 101, HOUSTON, TX 77024
            ----------------------------------------------------------------

Item 2.

      (a)   Name of Person Filing

            UNITED STATES FILTER CORPORATION
            ----------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none, Residence

            40-004 COOK STREET, PALM DESERT, CA 92211
            ----------------------------------------------------------------

      (c)   Citizenship

            DELAWARE
            ----------------------------------------------------------------

      (d)   Title of Class of Securities

            COMMON STOCK, $.01 PAR VALUE PER SHARE
            ----------------------------------------------------------------

      (e)   CUSIP Number

            695148106
            ----------------------------------------------------------------



                               Page 3 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 695148106


Item 3.  If  this   statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
         240.13d-2(b) or (c), check whether the person filing is a:

     (a)  / / Broker of dealer registered under section 15 of the Act;

     (b)  / / Bank as defined in section 3(a)(6) of the Act;

     (c)  / / Insurance company as defined in section 3(a)(19) of the Act;

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

     (e)  / / An investment adviser  in  accordance  with ss.240.13d-1(b)(l)(ii)
              (E);

     (f) / / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i)  / / A  church  plan  that  is  excluded  from  the  definition  of  an
              investment  company   under  section  3(c)(14)  of the  Investment
              Company Act of 1940;

     (j)  / / Group, in accordance withss.240.13d-1((b)(l)(ii)(J)

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: The reporting person is deemed to beneficially own the 1,815,249.59 shares of common stock, par value $.01 per share ("Common Stock"), underlying presently exercisable warrants held by USF Commercial & Consumer Group, Inc., a wholly owned subsidiary of the reporting person.

     (b) Percent of class: The 1,815,249.59 shares of Common Stock deemed to be beneficially owned by the reporting person constitute approximately 8.6% of the total number of shares of Common Stock outstanding as of November 2, 1999 (calculated in accordance with Rule 13d-3(d)(1)). According to the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1999, as of November 2, 1999 a total of 19,286,209 shares of Common Stock were outstanding.


                               Page 4 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 695148106


     (c)  Number of shares as to which the reporting person has:

          (i)    Sole  power to vote or to  direct  the  vote:  1,815,249.59
          (ii)   Shared power to vote or to direct the vote: 0
          (iii)  Sole  power  to  dispose  or  to  direct  the  disposition  of:
                 1,815,249.59 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.




                               Page 5 of 6 Pages

                                  SCHEDULE 13G
                               CUSIP NO. 695148106



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       United States Filter Corporation

                                       By:    /s/ MICHAEL E. HULME, JR.
                                              ------------------------------
                                                  Michael E. Hulme Jr.

                                       Title:     Vice President
                                              ------------------------------

                                       Dated: February 8  , 2000









                               Page 6 of 6 Pages